The Needham Funds, Inc.
250 Park Avenue, 10th Floor
New York, New York 10177

May 22, 2018

VIA EDGAR TRANSMISSION

Chad Eskildsen
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:	The Needham Funds, Inc. (the “Company”)
File Nos.: 33-98310 and 811-09114

Dear Mr. Eskildsen,

On behalf of the Company, I am writing in response to oral comments received on behalf of the Company by representatives of U.S. Bancorp Fund Services, LLC, the Company’s  administrator, on April 25, 2018, from the U.S. Securities and Exchange Commission Staff (the “Staff”) on the Company’s annual shareholder report for the fiscal year ended December 31, 2017 filed on Form N-CSR on March 7, 2018 (SEC Accession No. 0000898531-18-000162) (the “Shareholder Report”).  For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Company’s respective responses.  Capitalized but undefined terms used herein have the meanings assigned to them in the Shareholder Report.

1.
Staff Comment: The Staff notes that the Needham Aggressive Growth Fund’s (the “Aggressive Growth Fund”) investments in semiconductors and semiconductor equipment, as of December 31, 2017, as shown in the Aggressive Growth Fund’s Schedule of Investments are equal to 30.9% of the Aggressive Growth Fund's net assets. Please explain how the Aggressive Growth Fund is still in conformity with its Investment Restriction No. 8, which states that each series of the Company (a “Fund”) may not “invest 25% or more of its net assets in one or more issuers conducting their principal business in the same industry.”

Response:  The Company responds that the classifications used in the Schedule of Investments in the Shareholder Report are not the same classifications used for compliance monitoring purposes. While the Global Industry Classification Standard are used in the Schedule of Investments, the industry classifications used for compliance monitoring purposes are the Standard Industrial Classifications codes (the “SIC Codes”), available at https://www.sec.gov/info/edgar/siccodes.htm. According to the SIC Codes classifications, the Aggressive Growth Fund’s highest industry concentration as of the quarter ended December 31, 2017 was in Miscellaneous Business Services, at 15.06% of the Aggressive Growth Fund’s net assets. Furthermore, the Aggressive Growth Fund’s concentration in Semiconductors and Related Equipment according to these classifications was 8.35%. To clarify classifications used in future annual and semi-annual reports to shareholders, the Company undertakes to add the following footnote to each Schedule of Investments:

Mr. Chad Eskildsen
United States Securities and Exchange Commission
May 22, 2018

“Industry classifications may be different than those used for compliance monitoring purposes.”

2.
Staff Comment: As the Aggressive Growth Fund is considered to be a diversified fund, confirm that the Aggressive Growth Fund’s portfolio is compliant with Section 5(b)(1) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: The Company responds by confirming that it remains in compliance with Section 5(b)(1) of the 1940 Act. Although approximately 40% of the Aggressive Growth Fund’s net assets, as of December 31, 2017, consisted of investments in individual issuers exceeding 5% of the Aggressive Growth Fund’s net assets, the Aggressive Growth Fund was in compliance with Section 5(b)(1) immediately following each purchase of these securities and the total of investments in individual issuers exceeding 5% of the Aggressive Growth Fund’s net assets aggregating to more than 25% of the Aggressive Growth Fund’s net asset is due solely to market appreciation of these investments relative to other investments and assets in the Aggressive Growth Fund.

3.
Staff Comment: The Staff notes that the Notes to the Financial Statements in the Shareholder Report disclose that the Expense Limitation Agreement for each series of the Company (each, a “Fund”) allows recoupment of any reimbursement and/or waiver for “three years following the fiscal year in which the Adviser reduced its compensation.” However, Post-Effective Amendment (“PEA”) No. 42 to the Company’s Registration Statement, filed on April 27, 2017, states the Adviser has 36 months from the time of any waiver or reimbursement to recoup such reimbursement and/or waiver. Please reconcile the difference in disclosures.

Response: The Company confirms that the disclosure in the Prospectus dated May 1, 2017 and filed as part of PEA No. 42, allowing for the Adviser to recoup fees waived and/or expenses reimbursed for a period of up to 36 months from the time of any waiver or reimbursement, accurately reflects the language agreed upon in the Expense Limitation Agreement, dated April 20, 2017, for each Fund.  The Company notes that the disclosure in the Prospectus dated May 1, 2018 and filed as part of PEA No. 44 also references a recoupment period of 36 months from the time of any waiver or reimbursement, which accurately reflects the Expense Limitation Agreement dated April 24, 2018 filed as an exhibit to PEA No. 44. The Company further confirms that descriptions of expense limitation arrangements (and related recoupment provisions) in future annual and semi-annual reports to shareholders will be consistent with the terms of the actual Expense Limitation Agreements then in effect for the relevant period.

If you have any questions regarding the responses to these comments, please do not hesitate to contact Michael Quebbemann at U.S. Bancorp Fund Services, LLC at 414-765-6316.

Sincerely,

/s/ James W. Giangrasso
James W. Giangrasso
Chief Financial Officer, Secretary, and Treasurer, The Needham Funds, Inc.

Cc: Janna Manes, Proskauer Rose LLP